CIBC TO INITIATE CUSTOMER REFUND EFFORT

Toronto, May 20, 2004 — CIBC today announced that it will soon begin reimbursing certain customers for charges related to its personal overdraft protection and residential bridge loan products. The error was discovered by CIBC during a product review.

The average repayment amount to customers using CIBC’s personal overdraft protection product is expected to be approximately $5.50 per account, including interest calculated at 10% per year. Repayment amounts will vary among affected customers who had the residential bridge loan product. The aggregate amount CIBC expects to repay to both groups of customers is approximately $24 million.

“We are making every effort to make things right with our customers,” said Rob Cummings, Senior Vice-President, Mortgages and Lending. “We will be making electronic funds transfers to our current customers by the end of June and we expect to mail cheques to many of our former customers before July 16.”

In addition to reimbursing all customers for whom CIBC has relevant account information, CIBC is distributing the estimated proceeds from the error among its personal overdraft protection customers and is working to contact and reimburse former customers whose accounts may also have been affected. This is being done as part of CIBC’s effort to correct its error and to ensure that it distributes to customers all of the money it received in error.

CIBC will be launching a comprehensive customer notification and reimbursement program from June 14 to July 16. In the meantime, customers may contact the bank at 1-866-236-7236 if they have any questions.

CIBC is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, the United States and around the world. To find other news releases and information about CIBC, visit the bank’s Press Centre at www.cibc.com.

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

     Contact: Rob McLeod (416) 980-3714